Mail Stop 6010	April 12, 2006

Mr. Charles Godels
President
Avalon Development Enterprises, Inc.
770 First Avenue North
St. Petersburg, Florida  33701

Re:	Avalon Development Enterprises, Inc.
	Amendment No. 4 to Registration Statement on Form SB-2,
		filed April 6, 2006
	File No. 333-130937

Dear Mr. Godels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

(5) Our Competitors Have Greater Financial Resources than We Do .
.. .
.. Page 3

1. We note your response to our prior comment 4 and reissue that comment. You discussion of Mr. Godels` experience of commercial building leasing should appear in the business section of the prospectus not in this risk factor regarding competition. The discussion of this information in the business section should explain the meaning of "triple net leases" and how the planning and development of these leases has provided him with experience relevant to your business plan.

Business

2. We note your response to our prior comment 11 and reissue that comment. Please revise your disclosure to explain in chronological order when your office was at 770 1st Avenue and when you moved to 5113 Central Avenue and who owned and leased the relevant space to you at such times.

3. We note your response to our prior comment 12 and reissue that comment. You have revised your disclosure to indicate that your President "assists in" financial strategies instead of "customizing" them. It appears that this re-characterization does not change the nature of the experience of your President that you are relying on to implement your business plan. You should still provide a robust discussion of how your President assists in these financial strategies for clients through the use of real estate.

4. We note your response to our prior comment 13 and reissue that comment.  It is still unclear what you mean by the statement,
"None
of his relationships could be considered to be private . . . ."

5. Please refer to the first paragraph on page 19. You state you "are building upon our President`s successes." In the last sentence of this paragraph you state "he is also experienced at commercial property acquisition for long term gain through leasing and appreciated value." Please clarify whether this experience is a result of his acquisition and leasing of commercial property for his personal gain or vicarious experience as an accountant for individuals and entities that actually acquired and leased the properties. Clarify the extent to which he was involved in the acquisition and leasing of these commercial properties.

Financial Statements - December 31, 2005

Note F - Earnings per Common Share, page F-8

6. We note your response to comment 16 and the changes that you have made to the financial statements. In addition to those changes, please make the following revisions to your disclosure:

* the earnings (loss) per common share amounts shown in the income statements for 2005, 2004 and 2003 need to be revised in order to agree to the amounts disclosed in each respective earnings per common share note;

* the line items disclosed in the 2005 statement of changes in stockholder`s equity for the beginning balance and issuance of common stock need to be revised to reflect the stock split. The separate line item for the stock split should be removed similar to the presentations for the other periods presented;

* the line item disclosed in the 2004 statement of changes in stockholder`s equity for the restatement should be removed since the effect of the restatements is already reflected in the beginning balance and issuance of common stock line items; and

* the last sentence of Note G for 2004 should be revised to state that the calculations have been restated.

Financial Statements - December 31, 2004

Note F - Fixed Asset Dispositions, page F-15

7. We note your response to comment 17. We are unable to locate the revised disclosures that discuss the circumstances that led to the transfer of the property as well as the impact that this transfer will have on your operations in the notes to financial statements. Please revise your presentation to include this information or provide a page reference to us of where to find this disclosure in your notes.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Diane J. Harrison, Esquire
      6860 Gulfport Blvd. South No. 162
      S. Pasadena, FL 33707

Mr. Charles Godels
April 12, 2006
Page 1